Exhibit 99.1

PRESS RELEASE

TESMA INTERNATIONAL INC.

TESMA ANNOUNCES IMPAIRMENT WRITE DOWN
AT GERMAN DIE CAST FACILITY

February 3, 2003, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA) today announced the write down of long-lived assets at its Eralmetall die casting facility in Germany, resulting from the completion of a previously disclosed asset impairment review. This review was performed in accordance with newly adopted accounting standards in Canada (which conform to similar guidance in the United States) and forms part of a larger evaluation of the entire Eralmetall operations being undertaken by Tesma.

As a result of this review, Tesma has determined it necessary to write down the carrying value of Eralmetall's long-lived assets to their fair values. Therefore, an impairment charge of approximately $Cdn19 million, $Cdn13 million after income taxes, will be recorded as an operating expense in the two month period ended December 31, 2002. The impact to diluted earnings will be approximately $Cdn0.41 per share.

Commenting on the impairment charge, Tesma's President, Anthony Dobranowski, stated that, "We are very disappointed in the performance of Eralmetall and its lack of improvement to-date. While we remain committed to growing in the European market, we will not do so at any cost. All of our operations must service the needs of our customers, while providing acceptable returns and strategic leverage within their respective markets. To that end, we are continuing our evaluation of the entire operations at Eralmetall which we will conclude this spring. In addition, we continue to look for suitable business opportunities in Europe and other automotive markets to strengthen our position in the global powertrain industry."

Tesma expects to release its full financial results for the two and five month periods ended December 31, 2002 on February 20, 2003, after market hours.

Tesma, a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, employs over 4,700 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia and three focused R&D centres in the lead divisions for each of our Engine, Transmission and Fuel Technologies groups.

For further information regarding this release, please contact Anthony E. Dobranowski, President and Chief Financial Officer of Tesma at (905) 417-2155.